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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers 30 aircraft in the 1st quarter of 2025, 20% more than in 1Q24

São Paulo (SP), Brazil, April 2, 2025 – Embraer (NYSE: ERJ / B3: EMBR3), a global leader in the aerospace industry, delivered 30 aircraft in the first quarter of 2025. The result is 20% higher than that recorded in the first quarter of last year (1Q24), when 25 aircraft were delivered.

In comparison to the same period in 2024, Commercial Aviation volumes were stable in the quarter, with 7 aircraft delivered. Executive Aviation volumes were higher year over year: 23 jets were delivered in 1Q25 versus 18 in 1Q24 – an increase of 28%.

The company's guidance foresees between 77 and 85 deliveries in Commercial Aviation in 2025 (midpoint 10% higher in the annual comparison), and 145 to 155 in Executive Aviation (midpoint 15% higher year over year).

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations